                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                                (AMENDMENT NO. 3)


                                 RES-CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    760943100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the schedule is filed:
( )  Rule 13d-1(b)
(X)  Rule 13d-1(c)
( )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Vincent D. Pettinelli
-----------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   ( )(b) ( )

-----------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States Citizen
-----------------------------------------------------------------------------------------------
        Number of             5.      SOLE VOTING POWER
        Shares                        1,421,096
                              -----------------------------------------------------------------
        Beneficially          6.      SHARED VOTING POWER
        Owned By                      0
                              -----------------------------------------------------------------
        Each                  7.      SOLE DISPOSITIVE POWER
        Reporting                     1,421,096
                              -----------------------------------------------------------------
        Person                8.      SHARED DISPOSITIVE POWER
        With                          0
                              -----------------------------------------------------------------

-----------------------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,421,096
-----------------------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*        (X)
        Excludes shares held by a trust of which Mr. Pettinelli's wife is trustee and beneficiary and in which he disclaims ownership.
-----------------------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.9%
-----------------------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN
-----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILING OUT!

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                 SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b)


Item 1(a).    Name of Issuer:

              Res-Care, Inc.



Item 1(b).    Address of Issuer's Principal Executive Offices:

              10140 Linn Station Road
              Louisville, KY  40223



Item 2(a).    Name of Person Filing:

              Vincent D. Pettinelli



Item 2(b).    Address or Principal Business Office or, if None, Residence:

              5943 Macewen Court
              Dublin, OH  43017



Item 2(c).    Citizenship:

              United States Citizen



Item 2(d).    Title Class of Securities:

              Common Stock



Item 2(e).    CUSIP Number:

              760943100



Item 3.       Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

              Not applicable.





Item 4.       Ownership:
              (a)   Amount Beneficially Owned:                        Vincent D. Pettinelli            1,421,096


              (b)   Percent of Class:                                 Vincent D. Pettinelli            5.9%

              (c)   Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:   Vincent D. Pettinelli            1,421,096



                    (ii)  shared power to vote or to direct the vote: Vincent D. Pettinelli            0


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
                    (iii) sole power to dispose or to direct the
                          disposition of:                             Vincent D. Pettinelli            1,421,096


                    (iv)  shared power to dispose or to direct the
                          disposition of:                             Vincent D. Pettinelli            0

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.


Item 6.       Ownership of more than Five Percent on Behalf of Another Person.

              Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.


Item 8.       Identification and Classification of Members of the Group.

              None


Item 9.       Notice of Dissolution of Group.

              See attached Exhibit A.


Item 10.      Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            February 5, 2003
                                            ------------------------------------
                                            Date





                                            /S/ Vincent D. Pettinelli
                                            ------------------------------------
                                            Signature  Vincent D. Pettinelli

                                  EXHIBIT A



Item 9

        For 2001, Mr. Pettinelli filed as a group comprised of Mr. Pettinelli individually and as trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli. As of December 31, 2002, the 1989 Trust no longer beneficially owned more than 5% of the outstanding shares of Res-Care common stock. Thus, Mr. Pettinelli is filing individually and reporting all of the shares he beneficially owns as an individual and as trustee of the 1989 Trust and a charitable trust.